================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
                             -----------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)

                                    88633M101
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 1, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
88633M101                                                          Page  2 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  3 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  4 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  5 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  6 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  7 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  8 of 15
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,258,170 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,258,170 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,258,170 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
88633M101                                                          Page  9 of 15
-----------------------------                      -----------------------------


AMENDMENT NO.1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of

June 21, 2001 (the "Original 13D"), with respect to the shares of common stock,

par value $0.000225 per share (the "Common Stock"), of Tickets.com, Inc., a

Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Original

13D.


ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  This Amendment No. 1 is being filed by the Reporting Persons as a result of their purchase on August 1, 2001 of an additional 9,916,667 shares of Preferred Stock, pursuant to the Stock Purchase Agreement. See Item 6 below for a more complete description of the Stock Purchase Agreement.

                  The source of the funds was contributions from the partners of

GAPCO II and GAP 74 and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

-----------------------------                      -----------------------------
88633M101                                                          Page 10 of 15
-----------------------------                      -----------------------------


                  (a)      As of the date hereof, GAP, GAP 46, GAP 54, GAPCO and

GAPCO II each own of record no shares of Common Stock, 525,483 shares of Common

Stock, 339,844 shares of Common Stock, 109,436 shares of Common Stock and 70,948 shares of Common Stock, respectively, or 0.0%, 7.1%, 4.6%, 1.5% and 1.0%,

respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP 74, GapStar and GAPCO II each own of record

14,404,950 shares of Preferred Stock convertible into 1,800,618 shares of Common

Stock, 1,093,750 shares of Preferred Stock convertible into 136,718 shares of

Common Stock and 2,001,300 shares of Preferred Stock convertible into 250,162 shares of Common Stock, respectively or 19.5%, 1.8% and 3.3 %, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP 54 and GAPCO II each own of record warrants to purchase 20,650 shares of Common Stock and warrants to purchase 4,311 shares of Common Stock,

respectively, or 0.3% and 0.1% of the Company's issued and outstanding shares of

Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 46, GAP 54 and GAP 74 and the managing member of GapStar,

the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which each owns of record. Accordingly, as of the date hereof, each of the Reporting

Persons may be deemed to own beneficially an aggregate of 3,258,170 shares of

Common Stock on an as converted basis or 33.8% of the Company's issued and outstanding shares of Common Stock on an as converted basis.

-----------------------------                      -----------------------------
88633M101                                                          Page 11 of 15
-----------------------------                      -----------------------------


                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 3,258,170 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended and restated in its entirety as

follows:

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 46, GAP 54, GAP 74 and GapStar. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock and Preferred Stock as well as such other action taken on behalf of the

Reporting Persons with respect to the Company's shares of Common Stock or

Preferred Stock as they deem to be in the collective interest of the Reporting

Persons.

                  On May 1, 2001, GAP 74, GAPCO II and GapStar entered into the

Stock Purchase Agreement pursuant to which the Company agreed to issue and sell to GAP 74,

-----------------------------                      -----------------------------
88633M101                                                          Page 12 of 15
-----------------------------                      -----------------------------


GAPCO II and GapStar an aggregate of 17,500,000 shares of its Preferred Stock,

having rights, privileges and preferences as set forth in the Certificate of the

Powers, Designations, Preferences and Rights filed with the State of Delaware

(the "Certificate"). Each share of Preferred Stock is convertible into eight shares of Common Stock, subject to certain adjustments and conditions. The price per share for the Preferred Stock was $0.60 resulting in an aggregate purchase price of $10,500,000.

                  At the first closing held pursuant to the terms of the Stock

Purchase Agreement which occurred on June 21, 2001 (the "First Closing"), GAP

74, GAPCO II and GapStar purchased an aggregate of 7,583,333 shares of Preferred

Stock for an aggregate purchase price of $4,550,000. At the second closing held on August 1, 2001, GAP 74, GAPCO II and GapStar purchased the additional shares of Preferred Stock that they were entitled to purchase pursuant to the Stock

Purchase Agreement, which was an aggregate of 9,916,667 shares of Preferred

Stock for an aggregate purchase price of $5,950,000.

                  In connection with the First Closing under the Stock Purchase

Agreement, the Company, GAP 74, GAPCO II and GapStar entered into the

Registration Rights Agreement, dated as of June 21, 2001 (the "Registration

Rights Agreement"). Pursuant to the Registration Rights Agreement, GAP 74, GAPCO

II and GapStar as a group have one demand registration right for an underwritten offering, and they have "shelf" registration rights and customary "piggy-back"

registration rights in both primary and secondary offerings (i.e., they have a right to participate in registrations initiated by the Company or other stockholders of the Company).

                  The foregoing summaries of the Stock Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, the Registration Rights

Agreement and the

-----------------------------                      -----------------------------
88633M101                                                          Page 13 of 15
-----------------------------                      -----------------------------


Certificate are qualified in their entirety by reference to Exhibits 5, 6, 7, 8 and 9 to the Original 13D which are incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Amendment No. 1 to Registration Rights Agreement, dated as of August 1, 2001, (as filed by Tickets.com, Inc. as Exhibit 4.1 to its Current Report on Form 8K/A (File No. 000-27893), filed with the Securities and Exchange Commission on August 3, 2001, which is incorporated by reference.)

-----------------------------                      -----------------------------
88633M101                                                          Page 14 of 15
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated as of August 6, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 46, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
88633M101                                                          Page 15 of 15
-----------------------------                      -----------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact